CORPORATE SECRETARIAL SERVICES DEPARTMENT
36 Robinson Road, #03-01 City House, Singapore 068877
Tel: (65) 6877 8228 Fax: (65) 6225 4959
Writer's Tel: (65) 6877 8278

RECEIVED

CITY DEVELOPMENTS LIMITED
• A MEMBER OF THE HONG LEONG GROUP
城市發展有限公司
CO. REG. NO.: 196300316Z

Our Ref: GCSS-EL/0227/08/LTR
[redacted]

4 February 2008

08000605

The U.S. Securities & Exchange Commission
450 Fifth Street, N.W.
Room 3099 Office of International Corporate Finance
Mail Stop 3-7
Washington, D.C. 20549
United States of America

BY COURIER

SUPPL

Dear Sirs

ADR FACILITIES
CITY DEVELOPMENTS LIMITED, INCORPORATED IN SINGAPORE (FILE NO. 82.3672)

Pursuant to Rule 12g3-2(b)(iii) under the Securities Exchange Act of 1934, we enclose herewith a copy each of the announcements dated:

- 28 January 2008 (*Notification on Subsidiaries*); and
- 30 January 2008 (*S$700,000,000 Medium Term Note Programme (the "Programme") – Series No. 027 for S$50,000,000 3.13% Per Annum Unsecured Fixed Rate Notes Due 2008*)

Yours faithfully

ENID LING
Manager
(Corporate Secretarial Services)

PROCESSED
FEB 13 2008
THOMSON FINANCIAL

Encs

cc M/s Coudert Brothers, Hong Kong (without enclosures) *(By Fax Only)*
Ms Catherine Loh

K:\EL-Team\Irise's Folder\Ltr 2008\ADR\0227-sec(adr).doc(EL/kw)

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CITY DEVELOPMENTS LIMITED
Company Registration No.	196300316Z
Announcement submitted on behalf of	CITY DEVELOPMENTS LIMITED
Announcement is submitted with respect to *	CITY DEVELOPMENTS LIMITED
Announcement is submitted by *	Enid Ling Peek Fong
Designation *	Company Secretary
Date & Time of Broadcast	28-Jan-2008 17:10:15
Announcement No.	00029

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Notification on subsidiaries
Description	Please find attached the announcement relating to the above.
Attachments:	CDL_Ann_280108.pdf Total size = **24K** (2048K size limit recommended)

CITY DEVELOPMENTS LIMITED (Co. Reg. No. 196300316Z)

NOTIFICATION ON SUBSIDIARIES

The Board of Directors of City Developments Limited (the "Company") wishes to announce that:

(A) INCORPORATION OF SUBSIDIARIES

(1) CBM Pte. Ltd., a wholly-owned subsidiary of Singapura Developments (Private) Limited, which is in turn a wholly-owned subsidiary of the Company, has incorporated a wholly-owned subsidiary known as CBM International Pte. Ltd. ("CBM International"). Information relating to CBM International is as follows:

Name of company	:	CBM International Pte. Ltd.
Date & country of incorporation	:	29 November 2007 Republic of Singapore
Issued share capital	:	$2
Principal activity	:	Investment holding and provision of consultancy services

(2) Sunmaster Holdings Pte. Ltd., a wholly-owned subsidiary of the Company, has incorporated a wholly-owned subsidiary known as Sunny Vista Developments Pte. Ltd. ("Sunny Vista"). Information relating to Sunny Vista is as follows:

Name of company	:	Sunny Vista Developments Pte. Ltd.
Date & country of incorporation	:	7 December 2007 Singapore
Issued share capital	:	$2
Principal activity	:	Property developer

.../2

(B) CHANGE IN SHAREHOLDING IN SUBSIDIARY – TARGET REALTY LIMITED

Aston Properties Pte Ltd, a wholly-owned subsidiary of the Company, had from time to time over the last three years acquired an aggregate of 128,692 ordinary shares in Target Realty Limited ("TRL") from certain minority shareholders at an aggregate price of $22,495.28 on a willing-buyer willing-seller basis. As a result, the Company's deemed interest in TRL (held through its subsidiaries) increased from 98.72% to 98.78% of TRL's issued share capital.

By Order of the Board

Enid Ling Peek Fong
Company Secretary
Date: 28 January 2008

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Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CITY DEVELOPMENTS LIMITED
Company Registration No.	196300316Z
Announcement submitted on behalf of	CITY DEVELOPMENTS LIMITED
Announcement is submitted with respect to *	CITY DEVELOPMENTS LIMITED
Announcement is submitted by *	Enid Ling Peek Fong
Designation *	Company Secretary
Date & Time of Broadcast	30-Jan-2008 17:47:03
Announcement No.	00089

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	S$700,000,000 Medium Term Note Programme (the "Programme") - Series No. 027 For S$50,000,000 3.13% Per Annum Unsecured Fixed Rate Notes Due 2008

Description

We refer to the S$50,000,000 in principal amount of Unsecured Fixed Rate Notes Due 2008 (the "Series No. 027 Notes") of City Developments Limited (the "Company") issued pursuant to the Programme on 18 February 2003 and listed on the Singapore Exchange Securities Trading Limited.

Pursuant to Rule 747 of the Listing Manual, we hereby announce that the maturity date of the Series No. 027 Notes is 18 February 2008 and the Series No. 027 Notes will accordingly be redeemed and cancelled on 18 February 2008 by the Company.

By Order of the Board

Shufen Loh @ Catherine Shufen Loh
Enid Ling Peek Fong
Company Secretaries

Date : 30 January 2008

Attachments:

Total size = **0**
(2048K size limit recommended)

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